

Smart Tire Recycling

Revolutionizing Tire Recycling

Mendel Bassman, Co-Founder & CEO



There are

1 Billion

Scrap tires generated every year globally.

In USA, 10 tires are discarded every second.

Source: U.S. Tires Manufacturers Association


The
Majority
of waste tires
are burned or stockpiled.
Creating emissions that are
significantly
worse than coal.
Source: U.S. Tires Manufacturers Association / EPA

We can turn this tragic waste,
into an opportunity.

Smart Tire Recycling

has developed an economical and continuous green chemistry process for breaking down scrap tires into reusable, raw materials.

Current applications - US Markets


Ground Rubber
26%
Land Disposed
11%
Other Markets
7%
Civil Engineering
7%
Tire-Derived Fuel
49%

What is this waste worth?

75%

Low revenue markets

- Land disposed
- Other markets: $1/tire
- Tire derived fuel
- Civil engineering
- $1.80/tire

Smart Tire Recycling

- $3/tire - a 2.5x raise in revenue

Financial projections - commercializations


50000
37500
25000
12500
0
Stage 1
Stage 3
Stage 5
Oil
Carbon black

COSTS

- Tire rubber = $50/ton
- Revenue = $260/ton

Net profits = 35%

$	Y1	Y2	Y3	Y4	Y5
Revenue	$12,000	$7,155,000	$14,513,000	$29,421,000	$44,177,000
Manufacturing costs	$223,000	$4,655,000	$8,233,000	$21,980,000	$16,127,000
EBITDA	($173,000)	$3,226,000	$6,280,000	$13,294,000	$19,709,000
Taxes at 35%	($44,000)	$28,000	$672,000	$1,545,000	$1,728,000
Net Profit (loss)	($166,000)	$1,975,000	$4,961,000	$10,502,000	$15,570,000

Any projections, forecasts or estimates are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management. Also, the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "IRS"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment.

Financial projections - What is a tire worth?

Low Revenue Markets

Tire Derived Fuel – **49%**
Civil Engineering – **7%**
$0.45 - Tipping
$0.15 - Steel
$0.22 - Sale of raw material

= $**0.82/tire**

Land Disposed – **11%**
Other Markets – **7%**
= **NO REVENUE**

High Revenue Markets

Ground Rubber - **26%**
$0.45 - Tipping
$0.15 - Steel
$2.23 - Sale of raw materials

= $**2.83/tire**

Smart Tire Recycling

$0.45 - Tipping
$0.15 - Steel
$0.76 - 1 Gallon of oil per
$1.56 - 6 lbs. Carbon black
$0.08 – 2 lbs Syngas

= $**3.00/tire**

Our smart recycling solution...

Has turned junk into a lucrative commodity


Waste tires
Carbon black
New tires

Tire breakdown



1 Gallon of oil/tire = $0.75



2 lbs. of Gas = $0.12



6 lbs. of Carbon Black = $1.55



3 lbs. of Steel = $0.15

Tire breakdown



Shortage of Carbon Black expected in 2022

Carbon Black

- $15 Billion Industry
- $20 Billion by 2022 (CAGR 6%)

Applications

- Tire manufacturing (70%)
- Rubber part manufacturing (21%)
- Pigments in plastics and inks (9%)

(Source: Carbon Black Global Market Review and Recycling News)

Carbon Black

Competitive landscape: Virgin carbon black manufacturers


Low emissions
Smart Tire Recycling
Cabot Corp
Continental Carbon Co
Sid Richardson Carbon & Energy
Low cost

Lab results

MOISTURE; ASTM D2867^

The sample was dried, cooled and weighed.

TABLE 1 - MOISTURE

SAMPLE	MOISTURE, %
CARBON BLACK	14.44

VOLATILE MATTER, ASTM D5832^

TABLE 2 - VOLATILE MATTER

SAMPLE	VOLATILE CONTENT, %
CARBON BLACK	48.28

Summary of Carbon Black Primary Particle Size Data

Sample	Average Particle Size, nm	Standard Deviation, nm	n (Number of Particles Counted)	Maximum Particle Size, nm	Minimum Particle Size, nm	Estimated Type	ASTM Std. nm
CB	36.25	13.64	200	81.60	11.63	N400	31-39

Carbon Black plants

Cutting shipping costs


WA
MT
ND
MN
OR
ID
WY
SD
WI
MI
NY
VT
NH
ME
MA
RI
CT
NJ
DE
MD
PA
IA
NE
NV
UT
CO
CA
IL
IN
OH
WV
VA
KS
MO
KY
NC
TN
OK
AZ
NM
AR
SC
MS
AL
GA
TX
LA
FL
AK
HI

Virgin Carbon Black Manufacturing Plants

Smart Tire Recycling Potential Plants


Pyrolysis

Proven technology: Pyrolysis



Pyrolysis: Lab scale



HAS PROVEN:

- Pyrolysis breaks up material in seconds
- Pyrolysis is successful at a lower temperature

Competitive landscape: Pyrolysis processes


High quality
Bolder industries
Delta Energy
Enviro Systems
Smart Tire Recycling
Pyrolyx
Green Carbon
Low cost

Team



Mendel Bassman Co-Founder and CEO



Adam Epstein - CFO



Carlos Cabral - COO



Lacramioara Schulte PhD, MBA – CTO



Clint Edelman
Chemical & Process Engineer



Tom Koger
Test Engineer



Benjamin Davis
Design Engineer



Raymond Riek
VP of Commercialization

Traction and offering

2016 - 2019:

- Raised $350,000
- Built Demonstration System

2020:

- $500,000 Seed-Round
- Scale System & Sales

2020 breakdown

Currently the company is at its final stage before being able to accept customer orders.

Needs:

- An infusion of capital ($100,000) which will allow for the completion of critical testing needed to provide customers with data required to place an order
- This is a 90 day process

Post 90 days:

- Once completed, we will meet with potential customers to do a “first order pilot” with an expectation of a minimum first order of ~3 ton tires to process
- To fulfill this order, an additional infusion of capital ($400,000) will be needed to complete the purchase of a plant and equipment for scale

Roadmap

Job creation

Stage 1 — Job creation: 6

- Build and run the demonstration plant
- (50 ton tires/year)
- Manufacture sample quantities for potential customers

Stage 2 — Job creation: 30

- Build and run a 28,000 ton tires/year commercial plant
- Qualify our carbon black product with customers
- Sell carbon black and oil

Stage 3 — Job creation: 80

- Build and run 2nd commercial system

THANK YOU

Smart Tire Recycling